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                              May 18, 2021

       Aftandil Aibekov
       Chief Executive Officer
       Minerva Gold Inc.
       12/1 Kunayev str, IA 17
       Nur-Sultan, 010000, Kazakhstan

                                                        Re: Minerva Gold Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 21,
2021
                                                            File No. 333-255403

       Dear Mr. Aibekov:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 21, 2021

       Risk Factors, page 9

   1. Please include a risk factor discussing the risk of doing business in Kazakhstan.
       Description of Business, page 21

   2. It appears that you may be a shell company as defined in Securities Act Rule 405 as you have no or nominal
assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal
operations. Please revise your prospectus, including your
                                                        prospectus cover page,
summary, and description of business section to disclose that you are a shell company and
add a risk factor that highlights the consequences of your shell company status. If you
do not believe that you are a shell company, please provide us with your legal analysis.
 Aftandil Aibekov
Minerva Gold Inc.
May 18, 2021
Page 2
3. Please reconcile your disclosures at pages 22, 27, and 30, stating that you have not yet selected a consultant-geologist, with disclosure elsewhere stating that, on March 29, 2021, you executed a consulting agreement with a geologist aimed at locating mineral property containing economic gold mineralization and determination of possibilities and prospects of extracting gold from such sites. With respect to the consulting contract filed as Exhibit
      10.1, please clarify the discrepancy between the $2,000 contractor fee recited therein and the expected use of $5,000 from the proceeds of this offering towards contractor fees.
4. We note your disclosure at page 24 that you will be required to comply with all governmental regulations applicable to your business in any jurisdiction in which you would conduct activities; however, you do not believe that these regulations will have a material impact on the way you conduct your business. Please expand your disclosure to discuss the material government regulations applicable to your business, including any environmental laws. Refer to Item 101(h) of Regulation S-K. If appropriate, please include a risk factor addressing same.
Exhibit Index, page Exhibits

5. Please file a legal opinion and related consent with your next amendment. Refer to Item
      16 of Form S-1 and Item 601(b)(5) of Regulation S-K. In addition, please update your disclosure under the heading "Interests of Named Experts and Counsel" to identify the counsel which will be providing an opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameAftandil Aibekov
                                                            Division of
Corporation Finance
Comapany NameMinerva Gold Inc.
                                                            Office of Energy &
Transportation
May 18, 2021 Page 2
cc:       Roger D. Linn
FirstName LastName